

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile (404/240-6520)

Mail Stop 4631

January 19, 2010

Mr. Gilbert L. Danielson
Executive Vice President, Chief Financial Officer
Aaron's, Inc.
309 E. Paces Ferry Road, N.E., Suite 1100
Atlanta, Georgia 30305-2377

> **Re: Aaron Rents, Inc.**
> **Form 10-K**
> **Filed March 2, 2009**
> **File No. 1-13941**

Dear Mr. Danielson:

We have reviewed your response letter dated December 14, 2009 and have the following comments.

Form 10-K

Internal Control over Financial Reporting, page 54

1. We note your response to prior comments 2 and 3. However, the operative issue for judging the materiality of a remedial effort is its impact. Thus, we do not agree with your position that because the steps taken to correct the material weakness in your internal controls over financial reporting were somehow minor or relatively easy to implement, then they are therefore immaterial. We believe that if even a minor "fix" has a material impact by correcting a material weakness, then the steps themselves are material. Please amend your 10-K to comply with our comments.

Definitive Proxy Statement

Annual Cash Bonuses, page 18

2. We note your response to prior comment 7. However, several items are unclear from the disclosure in the proxy and your December 14, 2009 response.

Specifically, it is unclear whether pre-tax earnings need to exceed the previous year's pre-tax earnings by a certain amount in order for the percentage-based bonuses to be paid. Also, in the case of Messrs. Butler and Evans, it is unclear whether their respective divisions' pre-tax earnings must be a certain amount in order for their bonuses to be paid. If bonuses are paid as calculated in the proxy when the pre-tax earnings exceed the previous year's pre-tax earnings by *any* amount, then please clarify this in future filings. Otherwise, please amend your 10-K to disclose the *specific* corporate and division objectives that must be achieved for your named executive officers to receive their bonus.

Long-Term Equity Incentive Awards, page 19

3. It is unclear from your response to prior comment 8 how the size and type of individual equity awards are made. Does your reference to historical award levels mean that the named executive officers receive the same amount and type of equity awards every year regardless of performance or other criteria? Please clarify this in your amended 10-K.

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

                                        Sincerely,

                                        Pamela Long
                                        Assistant Director